UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 21, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Beall Controlled Subsidiary - Denton, TX

On June 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Beall, LLC (the “Beall Controlled Subsidiary”), for a purchase price of approximately $6,530,000 which is the initial stated value of our equity interest in a new investment round in the Beall Controlled Subsidiary (the “Beall Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Beall Controlled Subsidiary, for a purchase price of approximately $58,766,000 (the “Beall Interval Fund Investment” and, together with the Beall Growth eREIT VII Investment, the “Beall Investment”). The Beall Controlled Subsidiary used the proceeds of the Beall Investment to acquire one hundred and sixty-three (163) single family homes with a 93% occupancy rate and two (2) vacant lots, all generally located off of Beall Street in Denton, TX (the “Beall Property”). We anticipate that the Beall Controlled Subsidiary, or one of our affiliates, will purchase up to a total of one hundred and eighty-eight (188) single family homes and two (2) vacant lots in the Beall Property as construction progresses and final approvals from the city are secured. The initial Beall Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Beall Investment and the initial tranche of the one hundred and sixty-three (163) single family homes and two (2) vacant lots occurred concurrently.

The Beall Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Beall Growth eREIT VII Investment, we have authority for the management of the Beall Controlled Subsidiary, including the Beall Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Beall Controlled Subsidiary.

The total purchase price for the one hundred and eighty-eight homes (188) and two (2) vacant lots that will make up the Beall Property is anticipated to be approximately $72,380,000, an average of approximately $385,000 per home. We anticipate additional hard costs of approximately $1,650,000 for miscellaneous capex and rebranding, as well as additional soft costs of approximately $1,173,800, bringing the total project costs for the Beall Property to approximately $75,203,800. The Beall Property consists of a mix of floor plans ranging from 1,552 square foot, 3 bedroom 2 baths to 1,924 square foot, 4 bedroom 2 baths. Professional third-party property management will be installed to manage the Beall Property.

The following table contains underwriting assumptions for the Beall Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Beall Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 27, 2022